UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number: 0-29452

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RADCOM LTD.
(Translation of registrant’s name into English)

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24 Raoul Wallenberg Street, Tel Aviv 6971920, Israel
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form: 40-F ☐

On March 25, 2026, RADCOM Ltd. (the “Company”) received a formal shareholders’ request letter from Value Base Ltd. and Michael and Klil Zisapel (collectively, the “Proposing Shareholders”), who together beneficially own approximately 19.3% of the Company’s outstanding ordinary shares. Pursuant to Section 63(b)(2) of the Israeli Companies Law, 5759-1999, and Article 39 of the Company’s Amended and Restated Articles of Association (the “Articles”), the Proposing Shareholders demanded that the Board of Directors (the “Board”) convene an extraordinary general meeting of the Company’s shareholders (the “Extraordinary Meeting”) to consider certain proposed changes to the composition and governance of the Board.

Following receipt of the request, the Company reviewed and evaluated the Proposing Shareholders’ proposals. The Board engaged in direct and extensive dialogue with the Proposing Shareholders, consulted with the Company’s largest institutional shareholder and other key stakeholders, and considered the appropriate path forward for the Company and its shareholders, all as part of the directors’ fiduciary duties and to ensure that the perspectives of the Company’s broader shareholder base were carefully considered. Having completed that process, including good-faith efforts to reach a negotiated resolution which did not result in an agreement, the Board has determined to convene an Extraordinary Meeting in accordance with the Proposing Shareholders’ demand and applicable Israeli law.

Nature of the Process

Please note that this is not a contested proxy situation. The parties share a common interest in achieving what is best for RADCOM and its shareholders, and the Board does not anticipate that this process will result in a contentious or costly proxy contest. The Company will present all matters to shareholders in a transparent manner consistent with applicable law; however, it does not intend to engage in proxy solicitation activities or incur the significant expenses typically associated with a contested shareholder meeting.

The Board is committed to conducting the Extraordinary Meeting in an efficient, orderly, and cost-effective manner that minimizes disruption to the Company’s business and operations. Shareholders should not expect this process to be a distraction from RADCOM’s continued execution of its strategic and operational priorities.

RADCOM enters this process from a position of strength. The Company delivered record revenue and record operating margins in 2025, having increased the Company’s net cash by $15 million in 2025 and increasing the Company’s net cash position to approximately $110 million as of December 31, 2025. The Company continues to execute on its 5G network intelligence strategy, which the Board believes represents a leading capability in its domain. The Board is confident that RADCOM’s business fundamentals remain sound and that the Company is well positioned to continue creating long-term shareholder value regardless of the outcome of the Extraordinary Meeting.

Extraordinary Meeting Details

The Extraordinary Meeting is expected to be held on or around May 20, 2026. The Notice and Proxy Statement with respect to the Meeting are attached to this Form 6-K as Exhibit 99.1, and the Proxy Card is attached as Exhibit 99.2.

The agenda for the Extraordinary Meeting is expected to include the following items as proposed by the Proposing Shareholders:

1.      An amendment to the Company’s Articles of Association to reduce the maximum number of directors on the Board

2.      An amendment to the Company’s Articles of Association regarding the election of directors at general meetings

3.      An amendment to the Company’s Articles of Association regarding the tenure of directors appointed by the Board prior to an Extraordinary Meeting

4.      The removal of five currently serving members of the Board

5.      The election of three new directors to the Board

6.      The approval of compensation, indemnification, and insurance for incoming directors

Board Statement

The Board wishes to be clear that the Proposing Shareholders are solely responsible for the content of their proposals.

The Board approached the Proposing Shareholders’ proposals in the same manner it approaches all matters — with the best interests of RADCOM and all of its shareholders as its primary consideration. The Board engaged in direct dialogue with Value Base Ltd. and the Zisapel family and consulted with the Company’s largest institutional shareholder and other key stakeholders. Those discussions, while substantive, did not result in a mutually agreeable resolution regarding Board composition. Having exhausted good-faith efforts toward a negotiated outcome, the Board determined that convening the Extraordinary Meeting in accordance with applicable law and the Proposing Shareholders’ demand is the appropriate course of action for all shareholders. The Board remains committed to conducting the Extraordinary Meeting in an efficient, orderly, and cost-effective manner.

The Board believes that it currently has the right composition to continue to lead the Company to success, and further that accepting the Proposing Shareholders’ demands is unlikely to result in a better Board composition. In addition, the Board cannot, and is in no position to endorse the director candidates proposed by the Proposing Shareholders and due to these reasons the Board recommends to the Company’s shareholders to vote AGAINST the proposals included in the attached proxy statement.

Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “believe,” “may,” “might,” “potential,” “anticipate,” “plan” or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. For example, when the Company discusses the expected timing, conduct and outcome of the Extraordinary Meeting, the matters to be presented to shareholders at such Extraordinary Meeting, the Company’s intentions with respect to the process, the anticipated cost and level of disruption associated with the process and the Company’s ability to continue executing on its strategic and operational priorities and creating long-term value to its shareholders, it is using forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance, or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in circumstances relating to the shareholder meeting process, developments in discussions with shareholders, changes in general economic and business conditions and decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products, and applications, loss of market share and pressure on prices resulting from competition and the effects of wars in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the U.S. Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

THIS FORM 6-K OF THE REGISTRANT IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-190207, 333-195465, 333-203087, 333-211628, 333-215591, 333-260997, 333-270983 AND 333-276692), AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1	Notice and Proxy Statement for Extraordinary General Meeting of Shareholders, to be held on May 20, 2026.
Exhibit 99.2	Form of Proxy Card for Extraordinary General Meeting of Shareholders, to be held on May 20, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADCOM LTD.
Date: April 15, 2026	By:	/s/ Hod Cohen
	Name:	Hod Cohen
	Title:	Chief Financial Officer

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